Mail Stop 4561   July 17, 2008

Jeffrey R. Smith
President
PSM Holdings, Inc.
1112 N. Main Street
Roswell, NM 88201

      Re: **PSM Holdings, Inc.**
              Registration Statement on Form S-1
              Filed June 20, 2008
              File No. 333-151807

Dear Mr. Smith:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Forepart of Registration Statement

1.   Since the company's shares are not currently traded on an exchange or in an over-the-counter market, Rule 457(c) cannot be relied upon for purposes of calculating the registration fee. Please conduct the calculation in accordance with an alternate rule.

General

2.   You disclose that your common stock has been quoted on the Pink Sheets since October 10, 2005. However, it appears that most of the company's shares at that

time were restricted securities. Since shares of the company's stock were being traded publicly, please advise us supplementally as to how many shares were outstanding at that date, how many were available for publicly trading and how those shares became freely tradable.

3. We remind you of the updating requirements of Rule 3-12 of Regulation S-X.

4. Please include an updated consent from your independent accountants in the pre-effective amendment.

Prospectus Cover Page

5. Since there is currently no market for your common shares, you must set a price at which the selling shareholders will offer the shares until a market develops. Please revise your disclosure on the prospectus cover page, Plan of Distribution, and throughout the document to indicate the price at which the shares being registered will be sold. See Item 501(b)(3) of Regulation S-K. The staff would not object to language stating: "The selling shareholders will set a price of $x.xx per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices." In addition, please revise your calculation of the registration fee to base your registration fee on your set price.

Summary

6. Please revise the preamble to state that it highlights "material" information contained in the prospectus.

7. Revise to add a paragraph disclosing when and at what price the selling shareholders obtained their shares.

Risk Factors, page 2

8. The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make several references to the company's inability to offer assurances. For example, you state that you cannot guarantee that you will be able to compete successfully against current and future competitors. Instead of stating the company's inability to make assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.

9. Please revise the subcaption of the first risk factor on page 3 that begins "The

mortgage industry …" to adequately describe the risk being presented. In addition, revise to disclose if the Company has originated subprime or Alt-A loans and, if so, quantify. Also, disclose if there has been any change in the lenders you obtain funding through or in the availability of your funding. Refer to Item 503(c) of Regulation S-K.

10.   With respect to the second risk factor listed on page 3, please briefly describe the relevant provisions of the pending legislation to which you refer and how those provisions will impact the company. In addition, please explain what you mean by "mortgage banking" so that investors can better appreciate the risk.

11.   Please add a risk factor explaining that the attorney who prepared the registration statement is also a selling shareholder.

12.   It appears that you will be relying significantly on Nationwide By Owner, Inc. to generate leads for your business. Please consider adding a risk factor addressing any risks posed by this arrangement, including the risk that Nationwide may not be able to generate sufficient leads.

13.   In order to raise capital, you have issued shares of stock in each of the last two years. Since future issuances may dilute shareholder ownership, please consider addressing this issue in the risk factors section.

Forward-Looking Statements, page 7

14.   Either delete the sentence about "other risks and uncertainties," or expand that concept into a separate risk factor.

Management's Discussion and Analysis of Financial Condition and Results of Operations, beginning on page 7

General

15.   You have failed to generate a net profit in each of the periods for which you have provided financial statements. Please describe, in reasonable detail, why management believes it has been unable to generate a net profit. We note your disclosure in the Liquidity and Capital Resources sections on pages 8 and 9.

16.   You state in your risk factors section that you believe the consolidation occurring in the mortgage industry and the reduction in subprime lending will have a minimal impact on your results of operations. You believe this is in part due to the quality of the loans you made in the past. Please disclose the number of mortgage originations the company has generated for each of the years presented in the financial statements. In addition, please disclose the characteristics of those

loans. For example, disclose whether you brokered subprime, Alt-A, or option ARM loans. In addition, disclose the LTV of the loans at origination. Furthermore, please describe in greater detail why you believe the impact of the current industry crisis will be minimal.

17.   Please disclose whether any of the third parties for which you have originated loans has ceased doing business with you in the last year.

18.   Your current discussions of your results of operations are overly abbreviated. Please revise to provide substantively expanded discussions of your results of operations for all periods, including a discussion of the source(s) and type(s) of revenue earned and discussions of all material expenses. Discuss in more detail the underlying reasons for the changes between periods.

19.   Please revise to clarify the specific nature of your material expense items such as commissions, appraisal, branch development, convention costs, etc. An investor needs to understand what is driving your expenses and what effect they will potentially have on future operations. To the extent you pay commissions under different structures or agreements, please provide a discussion that quantifies each type of commission paid and that discusses the related trends.

Business and Properties, page 10

20.   Revise the second paragraph on page 11 to disclose the "up territorial fee" or range and the boundaries of each territory; the range of commissions per loan and the split arrangements; and, whether any of the arrangements are exclusive or are the branch offices able to deal with other brokers and/lenders. Noting the last sentence on page 8, disclose the costs of establishing new branches. Disclose the turnover percentage per year in branch offices and any other material aspects of the arrangements or this business model.

21.   Please revise to provide an expanded discussion of your branch operations. Specifically disclose how many branches were added in each period, how many were cancelled and the average life of a branch agreement. A tabular format maybe useful.

22.   Please revise here or in MD&A to quantify, for each period presented, the number of loan applications received and loans closed. To the extent loans applications were received from different sources, please provide disaggregated information that identifies the source and quantifies the number of loans from that source. Consider the need to discuss the related trends.

23.   Please revise MD&A to specifically quantify and discuss how branch compensation arrangements effect your results of operations.

License Agreement with Nationwide, page 11

24.   Please revise here and throughout your document, as appropriate, to provide a significantly expanded discussion of Nationwide By Owner, Inc. and its proprietary database, to include the following:

       a. Briefly discuss Nationwide's business, including when it began operations, the states in which it operates and its net assets and revenues for the most recent periods.

       b. Discuss whether Nationwide has a patent on its proprietary database for generating sale leads, whether or not the database has ever been successfully used to generate sales leads and whether or not information similar to or provided by Nationwide's database is available through other sources.

       c. Discuss your plans for the national processing center, including the anticipated timeline for completing it, quantification of the amount of funding needed to create and complete it and how you intend to fund its creation.

25.   Please identify the e-commerce partner to Nationwide from whom you are awaiting approval, clarifying the specific nature of the approval and when you anticipate receiving it. Disclose and discuss any problems in the approval you have experienced or are experiencing.

Certain Relationship and Related Transactions, page 15

26.   Please file as an exhibit to the registration statement the services agreement between the company and Deborah E. Erickson. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

27.   Considering your numerous stock transactions, it is not clear to us how you have reliably determined the value of the shares issued for other then cash. Please revise here and throughout the document to specifically disclose the amounts assigned to each issuance and how they were recorded. For instance, we note many issuances in this section that were made at no cost to the issuee with no mention of how you accounted for them.

Compensation of Directors, page 19

28.   Please revise to clarify the basis for valuing shares issued to directors at 50% of market value and to clarify how you accounted for these issuances.

Selling Stockholders, page 20

29.   Discuss briefly how each selling stockholder acquired his or her securities.

30.   Please disclose whether any of your selling stockholders are registered broker-dealers.

Plan of Distribution, page 22

31.   You disclose that selling shareholders may sell short shares of the company's common stock and/or enter into other hedging transactions. Please disclose whether any of the selling shareholders have taken, or plan to take, a short position prior to this resale registration statement's effectiveness. We note your disclosure in the third to last paragraph of this section.

32.   This section discloses that selling shareholders may sell their shares at negotiated prices with institutional or other investors. Thus, it appears that selling shareholders may sell their shares at prices below market value. Please consider adding a risk factor explaining the possible implications sales below the market price could have on the stock's value.

Additional Information, page 25

33.   Please revise to reflect the proper form on which the registration statement is filed.

Financial Statements, beginning on page 26

34.   Please revise to present the financial statements for the periods ended March 31, 2008 and 2007 in comparative format. Your current presentation does not promote an easy comparison of information between periods.

35.   Considering the numerous shares issues made for various purposes and the fact that your shares are thinly traded, please provide us a schedule in chronological order of all share issuances and re-acquisitions for the past three years including the number of shares, whether or not they were issued to a related party or independent third party, whether they were issued for cash or services (if services, please describe the services), the value ascribed to the issuance and how that value was determined.

36.   Our comments issued on the financial statements and notes to the financial statements relate to the financial statements for every period presented. Please make revisions to each set of financial statements, as applicable.

Note 1 – Nature of Business and Summary of Significant Accounting Policies, page 32

General

37.   Please revise to disclose your revenue recognition policies, including the upfront territorial fee for access to your lender network paid by each branch owner.

Accounts Receivable, page 32

38.   Your disclosure that accounts receivable are at the amount management expects to collect indicates that they may be presented at amounts other then those contractual due under your agreements. Please revise to provide a roll-forward of accounts receivable for all periods presented, identifying and quantifying any related allowance activity or write-offs.

Investments in Marketable Securitas, page 32

39.   Please revise to include the disclosure requirements of ETIF 03-1. Also, please provide us a supplemental schedule of your marketable securities that sets forth your position in each security and the method used to value it.

Taxes Collected and Remitted to Government Authorities, page 32

40.   Please revise to disclose the specific nature of the revenues related to these activities. Also, quantify these revenues and disclose where they are included in your financial statements. Quantify any liabilities for amounts due government authorities and where they are included in your financial statements.

Note 6 – Related Party Transactions, page 34

41.   The amount of rent identified as paid to a related party does not agree to the amount disclosed in Note 5. Please revise to clarify.

42.   Please revise to clarify why the amount paid for the vehicle rented from the president of the company for the nine months ended March 31, 2008 is less than the total of the monthly rent for nine months.

43.   Please revise to identify the employee to which you made an unsecured loan at 0% interest. Discuss the business purpose of making these types of loans, your policy for making such loans, how you determined the loan is uncollectible and should be fully reserved and why you have not charged off this loan since it appears it is not collectible.

44.   Please revise here and throughout the document, including the Business section,

to discuss the business purpose of issuing unsecured loans to NWBO, including why there are no set payment terms and how the proceeds are to be used.

45. Based on your disclosure in Notes 3 and 6, it appears your president donated $108,497 worth of his personal stock to you which you used to compensate branch managers and that the president did not require any payment from you for the stock.

   a. Please revise to provide a comprehensive discussion of these related transactions including when the transactions occurred and how each element of the transaction was recorded in your balance sheet, income statement and statement of cash flows.

   b. It appears that these transactions were recorded on a net basis in your Statement of Changes in Stockholders Equity. Please revise to present these transactions on a gross basis or tell us why you believe a net presentation is appropriate.

Note 8 – Stock Issuance, page 36

46. Please revise to disclose the terms of your stock issuance plans.

Note 10 – Commitments, page 37

47. See our comments above on the Business section and on the MD&A section and revise to provide quantified information regarding this license, including the number of loan leads and loans closed and commissions earned and paid since you acquired it. To the extent you have earned revenues related to this license under different structures, please provide related disclosures.

48. Please revise to disclose your basis for assuming the three automatic renewal terms in determining the appropriate amortization period for the license. Considering the uncertainty surrounding NWBO, your operations, mortgage brokerages in general, the housing marking and your ability to complete and put into operations a processing center, it seems an amortization period outside the five year initial term may not be appropriate.

49. Please revise to disclose your policy for identifying and measuring impairment of the license.

Financial Statements for the period Ended March 31, 2007

Note 5 – Lease Commitments, page 48

50.   We note that office space leased from your president was sold to you in January 2007, yet we can not locate disclosure of this asset in your property and equipment footnote. Please revise to discuss the terms of this purchase and to disclose its carrying amount and related depreciation expense at each balance sheet date.

Note 6 – Related Party Transactions, page 49

51.   Please revise to disclose the specific nature of the certain services purchased from one of your directors. See our comment above on share issuances in each period and ensure these shares are disclosed.

Note 8 – Stock Issuance, page 52

52.   Please revise to clarify the method used to acquire 10,000 shares, identifying whether you acquired them from a shareholder or in the open market. If from a shareholder, disclose how you determined the price.

Independent Auditor's Report, page 55

53.   Please have your auditor revise their audit opinion to state that their audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as opposed to auditing standards generally accepted in the United States of America.

Balance Sheets, page 56

54.   Since the capitalized costs of your license represents over 60% of your total assets, please revise to use a more specific line item description.

Recent Sales of Unregistered Securities, page II-1

55.   From August 2005 to December 2005 you issued unregistered shares of common stock in reliance on Section 4(2) and Rule 506 of the Securities Act of 1933. Please advise us as to how you determined that these offerings should not have been integrated. In conducting your analysis, please address the five factors promulgated in the note to Rule 502(a). Please note that if these offerings should have been integrated you may not have been entitled to rely on Rule 506 since you sold your shares to more than 35 non-accredited investors during the aforementioned time period.

56.   With respect to offerings made in reliance on Regulation D, please confirm, if true, that you complied with the filing of notice requirement of Rule 503 of Regulation D.

Notes to Financial Statements

Note 6 – Related Party Transactions, page 34

57.   With respect to the unsecured loans made to the company director and former employee, please disclose in the "Certain Relationships and Related Transactions" section, the information required by Item 404(a)(1) and (a)(5) of Regulation S-K.

Additional Information, page 25

58.   Include the address of the SEC's Public Reference Room. Refer to Item 101(h)(5)(iii) of Regulation S-K.

              *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mike Volley, Staff Accountant, at (202) 551-3437 or Paul Cline, Staff Accountant, at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: By fax (801) 446-8803
Ronald N. Vance